1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
JAMES CATANO james.catano@dechert.com +1 202 261 3376 Direct +1 202 261 3333 Fax

April 27, 2018

VIA EDGAR

Kimberly Browning

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guardian Variable Products Trust
File	Nos. 333-210205; 811-23148

Dear Ms. Browning:

We are writing on behalf of Guardian Variable Products Trust (the “Registrant”) in response to comments that you provided to Kathleen Moynihan of The Guardian Life Insurance Company of America and me via telephone on April 2, 2018 with respect to Post-Effective Amendment No. 4 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 8 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s registration statement on Form N-1A filed on February 13, 2018 (the “Registration Statement”). The Registration Statement was filed to register the following series of the Registrant: Guardian Small Cap Core VIP Fund; Guardian Small Cap Value VIP Fund; Guardian Global Utilities VIP Fund; Guardian Multi-Sector Bond VIP Fund; Guardian Total Return Bond VIP Fund; and Guardian U.S. Government Securities VIP Fund (collectively, the “Funds”). As discussed, the Registrant currently does not plan to proceed with the registration of Guardian Small Cap Value VIP Fund.

For your convenience, we have restated your comments below, followed by the Registrant’s responses. Please note, we previously responded to certain of your comments to the Funds’ fee and expense tables by letter to you dated April 24, 2018, which we submitted via the EDGAR system. Undefined capitalized terms used below have the same meaning as in the Registration Statement. The Registrant acknowledges your request to treat each comment as global, to the extent applicable.

Kimberly Browning April 27, 2018 Page 2

Prospectus – General

Comment 1:    Please update bracketed information and complete blank information, as needed.

Response:    The Registrant has updated bracketed information and completed blank information, as needed.

Prospectus – Fund Summaries – Principal Investment Strategies

Comment 2:    For each Fund with a name suggesting that the Fund focuses on a particular type of investment, please consider more clearly and fully articulating the particular investments that are included within the corresponding 80% policy in accordance with Rule 35d-1 under the 1940 Act.

Response:     The Registrant has implemented certain changes in response to this comment, as applicable.

Comment 3:     Please avoid the use of open-end terminology (such as “other equity securities,” “similar instruments” and “among other similar investments”). Please specify the type or types of investments, methods or techniques that may be considered principal investments or strategies of each Fund and disclose the attendant risks with particularity.

Response:    The Registrant has implemented certain changes in response to this comment, as applicable.

Comment 4:    Please briefly describe the Subadviser or Manager’s principal process or considerations for determining whether and when to sell or otherwise dispose of a Fund’s portfolio investment.

Response:    The Registrant has implemented certain changes in response to this comment, as applicable.

Comment 5:    For any Fund that may invest principally in foreign countries, emerging market countries or foreign currencies, please add investment strategy and risk disclosures for specific countries or foreign currencies to the extent that the Fund anticipates or intends to invest principally in any particular foreign country or foreign currency.

Response:     The Registrant has implemented certain changes in response to this comment, as applicable.

Comment 6:    Please summarize the process through or factors upon which a Subadviser or the Manager determines whether a country is an emerging market country.

Kimberly Browning April 27, 2018 Page 3

Response:    The Funds currently summarize this process in the Emerging Markets Risk disclosure in response to Item 9 of Form N-1A. However, the Manager or a Subadviser typically refers to the MSCI Emerging Markets Index to determine whether a country is an emerging market country. In response to this comment, the Registrant has revised its existing disclosure to reference this index.

The MSCI Emerging Markets Index is an index created by Morgan Stanley Capital International (MSCI) designed to measure equity market performance in global emerging markets. It is a float-adjusted market capitalization index that consists of indices in 23 emerging market economies: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Peru, Philippines, Poland, Qatar, Russia, South Africa, Taiwan, Thailand, Turkey and the United Arab Emirates.

Comment 7:     For any Fund with an 80% policy pursuant to Rule 35d-1 under the 1940 Act that may invest in derivatives, please confirm whether investments in derivatives will be included within the 80% policy and, if so, the type or types of derivatives that may be so included and whether the value of investments in derivatives for this purpose will be based on a marked to market value.

Response:    Each such Fund does not currently intend to include derivatives within the Fund’s 80% policy pursuant to Rule 35d-1 under the 1940 Act.

Comment 8:     The Staff of the SEC’s Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure regarding the use and risks of derivatives to the extent needed.

Response:    The Registrant has reviewed this letter and confirms that the Registrant believes that the Funds’ derivatives-related disclosure is consistent with the observations made in the letter.

Comment 9:     Please revise the existing principal investment strategy and principal investment risk disclosure, as necessary, to align each Fund’s principal investment strategies with the Fund’s principal investment risks. Please appropriately tailor these disclosures to reflect the particular principal type or types of investments, methods or techniques. For example, please revise the disclosures to state whether investments in derivatives are for speculative purposes and the associated risks.

Kimberly Browning April 27, 2018 Page 4

Response:    The Registrant has implemented certain changes in response to this comment, as applicable.

Guardian Small Cap Core VIP Fund

Comment 10:    Please explain supplementally the meaning of the term “Core” in the Fund’s name and how the term relates to the Fund’s 80% policy pursuant to Rule 35d-1 under the 1940 Act with respect to securities of small capitalization companies.

Response:    The Fund uses the term “Core” in its name to describe its investment style, which includes the ability to invest in both growth and value stocks. The Fund’s 80% policy will apply to the Funds’ investments in common stocks of small capitalization companies.

Comment 11:    Please strike or otherwise revise the reference to the “previous 12 months” in the disclosure relating to the market capitalization range of companies considered by the Subadviser to be small capitalization companies for purposes of the Fund’s 80% policy pursuant to Rule 35d-1 under the 1940 Act.

Response:    The Registrant has revised this disclosure in response to this comment.

Comment 12:     Please clarify whether equity securities of companies that the Subadviser considers to be “special situations” at the time of purchase are included within the Fund’s 80% policy pursuant to Rule 35d-1 or within the 20% limitation with respect to securities of companies that, at the time of purchase, are involved in reorganizations or restructurings in connection with bankruptcy proceedings.

Response:    An investment by the Fund in securities of companies that the Subadviser considers to be “special situations” is subject to the 20% limitation, as set forth in the principal investment strategies. To the extent that such companies are also considered by the Subadviser to be small capitalization companies for purposes of the Fund’s 80% policy, these investments would be included within the 80% policy.

Comment 13:    Please clarify the meaning of “unusual or possibly one-time developments” in the disclosure relating to companies considered to be special situations and briefly describe how the Subadviser determines that securities of these companies are attractive for investment.

Response:    The Registrant has made certain revisions to its disclosure in response to this comment.

Kimberly Browning April 27, 2018 Page 5

Comment 14:    Please confirm whether the Fund’s investments in securities of emerging market issuers are included within the Fund’s 80% policy pursuant to Rule 35d-1 under the 1940 Act.

Response:    To the extent that the Fund invests in securities of emerging market issuers, such securities would be included within the Fund’s 80% policy if the issuer is considered by the Subadviser to be a small capitalization company for purposes of the 80% policy.

Comment 15:    Please confirm that the measurement date for purposes of determining whether a company is a small capitalization company is a specified date, such as the most recent reconstitution date of the Russell 2000 Index, and specify such date.

Response:    The Registrant confirms that the measurement date that will be used is December 31, 2017, which reflects the capitalization range of the Russell 2000 Index as of its most recent annual reconstitution.

Guardian Global Utilities VIP Fund

Comment 16:    Please confirm that the references to “group of industries” means “group of utilities industries.”

Response:    The Registrant confirms that the references to “group of industries” means “utilities group of industries.” The Fund’s disclosure has been revised in response to this comment.

Comment 17:    Please describe how the Fund, which includes the word “global” in its name but does not disclose an anticipated percentage or minimum amount for investments in foreign countries, meets the standards set forth in footnote 42 to the adopting release for Rule 35d-1 under the 1940 Act.

Response:    The Fund’s disclosure has been revised in response to this comment.

Comment 18:    Please describe the primary factors upon which the Subadviser determines whether a company is within the utilities industry or the utilities group of industries.

Response:    The Fund’s disclosure has been revised in response to this comment.

Comment 19:    Please revise the disclosure that states the Fund is “diversified across industries” as the Fund has a policy to concentrate in the utilities industry or the utilities group of industries and clarify the meaning of the term “segments” for purposes of the Fund’s principal investment strategies.

Kimberly Browning April 27, 2018 Page 6

Response:    The Fund’s disclosure has been revised in response to this comment.

Comment 20:    Please revise the disclosure stating that the Fund “may invest in companies across the market-capitalization spectrum” to the Fund “may invest in companies of any size.”

Response:    The requested change has been made.

Guardian Multi-Sector Bond VIP Fund

Comment 21:    Please disclose any limitations with respect to investments in below investment grade securities or unrated securities considered by the Manager to be of comparable quality (or state that there is no such limitation).

Response:    The requested change has been made.

Comment 22:    Please consider disclosing with more specificity the types of asset-backed securities (“ABS”) or mortgage-backed securities (“MBS”) in which the Fund anticipates investing principally, including credit rating categories, if applicable, and any minimum or maximum investment amounts. Please confirm whether the Fund anticipates investing principally in privately-issued ABS or MBS.

Response:    The Fund does not intend to invest principally in privately-issued asset-backed or mortgage-backed securities. The Fund’s disclosure has been revised in response to this comment.

Comment 23:    Please consider clarifying whether “inflation-linked investments” are Treasury Inflation-Protected Securities. Please explain how investments made “for other portfolio management reasons” are in furtherance of the Fund’s investment objective and strategy. Please explain supplementally how “cash-equivalent instruments” will be used to pursue the Fund’s investment objective and principal investment strategies.

Response:    The Fund’s investments in “inflation-linked investments” will be in Treasury Inflation-Protected Securities or “TIPS”. The Registrant has revised its disclosure in response to this comment. Cash-equivalent investments include highly-rated 30-day commercial paper and T-bills and may be held by the Fund to the extent the Manager believes that these investments would be in furtherance of the Fund’s investment objective of high current income or useful for other portfolio management purposes, such as liquidity management.

Comment 24:    If the Fund anticipates investing in contingent convertible securities, please consider whether additional disclosure would be appropriate to reflect the specific risks of these types of instruments. In addition, please disclose supplementally the percentage of assets expected to be invested in contingent convertible securities.

Kimberly Browning April 27, 2018 Page 7

Response:    The Fund does not intend to invest in contingent convertible securities.

Comment 25:    To the extent applicable, please disclose specific credit ratings for or notable features (such as reset terms) of particular instrument types identified in the principal investment strategies.

Response:    The Registrant believes that the existing disclosure is appropriately informative of the Fund’s principal investment strategies in this regard. Accordingly, the Registrant respectfully declines to implement any changes in response to this comment.

Comment 26:    Please consider more clearly articulating the Manager’s consideration of maturity and duration for purposes of the Fund’s principal investment strategies.

Response:    The Registrant believes that the existing disclosure is appropriately informative of the Fund’s principal investment strategies in this regard. Accordingly, the Registrant respectfully declines to implement any changes in response to this comment.

Guardian Total Return Bond VIP Fund

Comment 27:    Please disclose with more specificity the entities that are considered “government-sponsored enterprises” for purposes of the Fund’s principal investment strategies.

Response:    The Fund’s prospectus risk disclosure regarding U.S. government securities has been revised in response to this comment.

Comment 28:    Please consider providing additional detail regarding the Fund’s principal investments in commercial mortgage-backed securities.

Response:    The Fund’s disclosure has been revised in response to this comment.

Prospectus – Fund Summaries – Principal Investment Risks

Comment 29:     If applicable, please include the disclosures required by Item 4(b)(1)(iii) of Form N-1A.

Response:    The Registrant has reviewed Item 4(b)(1)(iii) of Form N-1A and has determined that it does not currently apply to the Funds.

Kimberly Browning April 27, 2018 Page 8

Comment 30:     Please consider enhancing the New/Small Fund Risk by including the risks associated with possible liquidation or higher operating expenses. Please also consider appropriateness of including this risk in the risk disclosures in response to Item 4 of Form N-1A.

Response:    The Registrant respectfully declines to implement any changes in response to this comment.

Guardian Small Cap Core VIP Fund

Comment 31:    Please consider enhancing the Liquidity and Valuation Risk to disclose the attendant risks associated with investments in securities of special situations companies.

Response:    The Registrant has implemented certain changes in response to this comment.

Guardian Small Cap Value VIP Fund

Comment 32:     Please considering revising Investment Style Risk to more clearly identify the associated style risk (such as “value,” “growth” or “contrarian”).

Response:    The Fund’s disclosure has been revised in response to this comment.

Guardian Global Utilities VIP Fund

Comment 33:     Please consider revising the Concentration Risk to more fully align with the Fund’s concentration policy.

Response:    The Fund’s disclosure has been revised in response to this comment.

Comment 34: Please consider describing the risks associated with the energy sector as a standalone risk or in connection with the Master Limited Partnerships Risk.

Response:    The Fund’s disclosure has been revised in response to this comment.

Comment 35:    Please more fully disclose the risks associated with investing in options and tailor the disclosure to reflect the anticipated options usage strategies for the Fund.

Response:    Please refer to the Registrant’s response to Comment 8.

Kimberly Browning April 27, 2018 Page 9

Guardian Multi-Sector Bond VIP Fund

Comment 36:    Please consider revising the Collateralized Loan Obligation Risk to relate more specifically to the particular CLOs anticipated to be held by the Fund as principal investments.

Response:    The Fund’s disclosure has been revised in response to this comment.

Guardian Total Return Bond VIP Fund

Comment 37:    Please consider adding “call risk” and “extension risk” if deemed to be principal risks of the Fund.

Response:    The Registrant has revised its existing disclosure responding to Item 9 of Form N-1A in response to this comment.

Prospectus – Fund Summaries – Management

Comment 38:    If applicable, please disclose that each Portfolio Manager for a Fund is “jointly and primarily” responsible for the day-to-day management of the Fund’s portfolio. If this is not the case, please describe with specificity the particular responsibilities of each Portfolio Manager with respect to the Fund.

Response:    Each Fund’s disclosure has been revised in response to this comment.

Comment 39:    With respect to the date since which a Portfolio Manager has served in such capacity for a particular Fund, please identify the specific inception date of the Fund when applicable.

Response:    Each Fund’s disclosure will be revised in response to this comment following the commencement of the Fund’s operations.

Prospectus – Additional Information about the Funds

Comment 40:     For purposes of each Fund’s 80% policy pursuant to Rule 35d-1, if any, please consider revising references to the Funds determining compliance with the policy to state that the Manager or Subadviser, as applicable, will determine such compliance.

Response:     The Fund’s disclosure has been revised in response to this comment.

Comment 41:     Please clarify if references to investments in other funds, including ETFs, include funds that are advised by entities that are affiliated with the Manager or a Subadviser.

Kimberly Browning April 27, 2018 Page 10

Response:     The investment companies in which the Funds may invest, including ETFs, may include funds that are advised or managed by entities that are affiliated with the Manager or a Subadviser. The Registrant has implemented certain changes in response to this comment.

Prospectus – Additional Information Regarding Investment Strategies and Risks

Comment 42:     Please clearly differentiate principal investment risks and non-principal investment risks.

Response:     The Registrant has implemented changes to more clearly distinguish principal and non-principal investment risk disclosures.

Comment 43:     Please clarify the statement “different degrees” when describing the extent to which the Funds may be subject to the particular risks.

Response:     The Registrant has implemented changes to clarify that, although each Fund may be exposed to a particular principal investment risk to a greater or lesser extent than other Funds, each such risk is a principal investment risk of the Fund.

Comment 44:     Please consider specifically identifying the Fund(s) to which each specific principal investment risk relates.

Response:     The Registrant respectfully declines to implement any changes in response to this comment.

Comment 45:     Please remove principal investment risks disclosed in response to Item 9 of Form N-1A that do not correspond to principal investment risks disclosed in response to Item 4 of Form N-1A.

Response:     The Registration Statement for the Funds has been incorporated into a broader Registration Statement for the other series of the Trust. Accordingly, the Registrant respectfully declines to implement any changes in response to this comment.

Comment 46:     Please confirm that the Temporary Investments disclosure is intended to be responsive to the temporary defensive investments disclosure requirement of Instruction 6 to Item 9(b)(1) of Form N-1A.

Response:     The Registrant confirms that the Temporary Investments disclosure is intended to be responsive to the temporary defensive investments disclosure requirement of Instruction 6 to Item 9(b)(1) of Form N-1A. The Registrant has revised its disclosure in response to this comment.

Kimberly Browning April 27, 2018 Page 11

Prospectus – Market Timing/Disruptive Trading Policy

Comment 47:     Pursuant to Item 11(e)(4)(ii) of Form N-1A, please clarify whether or not the Fund accommodates frequent purchases and redemptions of Fund shares.

Response:     The Funds’ shareholders are the separate accounts of The Guardian Insurance & Annuity Company, Inc. (“GIAC”), the issuer of variable annuity contracts that offer the Funds as investment allocation options. The Funds’ shares are not available for purchase directly by members of the public. The Funds are subject to the market timing policies and procedures of GIAC, which are reflected in the relevant disclosure and which do not accommodate frequent purchases and redemptions of Fund shares. Accordingly, the Registrant respectfully declines to implement changes in response to this comment.

Statement of Additional Information – Additional Information Regarding Investment Strategies and Techniques of the Funds

Comment 48:     Please confirm that, to the extent that a Fund’s holdings or anticipated holdings in a non-principal investment subsequently is considered to be principal, the Funds will update the corresponding prospectus disclosures accordingly.

Response:     The Registrant confirms that, to the extent that a Fund’s holdings or anticipated holdings in a non-principal investment is subsequently considered to be principal, the Funds will update the corresponding prospectus disclosures accordingly.

Comment 49:     Please confirm that the Funds will cover written credit default swaps based on the notional value of the exposure.

Response:     The Registrant confirms that the Funds will cover written credit default swaps, if any, based on the notional value of the applicable Fund’s exposure.

Statement of Additional Information – Investment Restrictions

Comment 50:     The SEC Staff is of the position that a Fund (or the Manager or Subadviser, as applicable) may not ignore the investments of the underlying funds in which the Fund invests in determining compliance with its concentration policy. Please revise the explanatory note to reflect that the Funds will consider the investments of such underlying funds.

Response:     The Registrant will consider the concentration policy of any underlying funds in determining compliance with a Fund’s concentration policy and has incorporated the requested change.

Kimberly Browning April 27, 2018 Page 12

Comment 51:     Please clarify whether the Funds currently anticipate pledging assets to secure any borrowings and engaging in any forms of lending.

Response:     The Funds do not currently anticipate pledging assets to secure borrowings. The Funds may engage in lending to the extent permitted under the 1940 Act.

Comment 52:     In the explanatory note relating to the Funds’ concentration policies, please more clearly describe the Funds’ methodology for determining an issuer’s industry classification.

Response:     The Registrant has incorporated this comment.

Comment 53:     Please state whether the codes of ethics of each of the Manager, the Subadvisers and Principal Underwriter have been adopted pursuant to Rule 17j-1 under the 1940 Act. Please clarify whether the codes of ethics permit personnel to invest in securities that may be purchased or held by a Fund.

Response:     The Registrant believes that the current disclosure is responsive to this comment. Accordingly, the Registrant respectfully declines to implement changes in response to this comment.

Statement of Additional Information – Distribution of the Trust Shares: 12b-1 Fees Paid

Comment 54:     Please consider more fully aligning the principal types of activities for which Rule 12b-1 fees or payments are or will be made with the requirements of Item 19(g)(1) of Form N-1A.

Response:     The Registrant has incorporated this comment.

Statement of Additional Information – Disclosure of Fund Holdings

Comment 55:     Pursuant to Item 16 of Form N-1A, please identify the individuals or categories of individuals who may authorize disclosure of the Fund’s portfolio securities and describe the manner in which the Board exercises oversight of disclosures of the Funds’ portfolio securities. Please explain the following disclosure: “The restrictions and obligations described in this paragraph do not apply to non-public portfolio holdings provided to entities who provide on-going services to the Funds in connection with their day-to-day operations and management, including the Funds’ Advisers and their affiliates and the Funds’ custodian, administrator, sub-administrator and accounting services provider, independent registered public accounting firm, financial printer, and proxy voting service provider.”

Kimberly Browning April 27, 2018 Page 13

Response:     The Registrant believes that the current disclosure is responsive to this comment. Accordingly, the Registrant respectfully declines to implement changes in response to this comment. Pursuant to Reg. S-P, the Funds provide non-public portfolio holdings information to certain service providers on a “need-to-know” basis in connection with ongoing services provided to the Funds. Each of the service providers is required to keep confidential any non-public portfolio holdings information provided in connection with the provision of these services.

*    *     *

We believe that the foregoing has been responsive to your comments. Please contact the undersigned at (202) 261-3376 or james.catano@dechert.com if you wish to discuss this correspondence further.

Sincerely,

/s/ James V. Catano
James V. Catano

cc:	Richard T. Potter, The Guardian Life Insurance Company of America
Kathleen	M. Moynihan, The Guardian Life Insurance Company of America
Jeffrey	S. Puretz, Dechert LLP